EXHIBIT 99.12

June 30, 2005

The Board of Directors

Ashland Inc.

50 East River Center Blvd.

Covington, KY 41012

The Board of Directors

New EXM Inc.

50 East River Center Blvd.

Covington, KY 41012

Dear Directors:

We understand that currently Marathon Oil Corporation (“Marathon”), through its subsidiary, Marathon Oil Company, owns a 62 percent membership interest in Marathon Ashland Petroleum LLC (“MAP”) and Ashland Inc. (the “Company”) owns a 38 percent membership interest in MAP (the “Ashland Interest”). We also understand that under the proposed terms of the Transaction (as defined below):

(i)	MAP will redeem a portion of the Ashland Interest for an amount equal to approximately $2.799 billion minus the amount of the HoldCo Borrowing (as defined below) (the net amount is referred to herein as the “Partial Partnership Redemption Amount”), consisting of cash and a distribution of MAP accounts receivable (the “Partial Partnership Redemption Transaction”). While MAP did not make its normal quarterly distributions to Ashland and Marathon for the period between March 18, 2004 and May 30, 2005, it did, on May 31, 2005, make a pro rata cash distribution to Ashland and Marathon, with Ashland’s share being approximately $268 million. The Partial Partnership Redemption Amount may also be increased by 38 percent of certain pension contributions and similar payments by MAP in excess of specified thresholds. The Partial Partnership Redemption Amount is currently estimated by Ashland to be $888 million plus 38% of MAP’s distributable cash at closing, which is expected to be approximately $509 million (38% of the expected accumulated cash at closing of $1,340 million) for a total of $1,397 million. In addition, if Marathon determines that the sum of the Partial Partnership Redemption Amount and the amount of the HoldCo Borrowing is not reasonably equivalent to the aggregate value of the Ashland Interest and the ATB (as defined below), Marathon may direct MAP to increase the Partial Partnership Redemption Amount.

(ii)	Promptly following the Partial Partnership Redemption Transaction, Ashland will reorganize (the “Restructuring Transaction”) its corporate structure, through the following steps:

(A)	the transfer to ATB Holdings, Inc. (“HoldCo”), a newly formed wholly owned subsidiary of Ashland, of (1) certain active trades or businesses comprised of Ashland’s maleic anhydride business and 60 Valvoline Instant Oil Change centers (collectively, the “ATB”), (2) the remaining Ashland Interest, and (3) Ashland’s 4% interest in LOOP LLC and 8.62% interest in LOCAP LLC (collectively, the “Related Interests”); and

The Board of Directors

Ashland Inc.

The Board of Directors

New EXM Inc.

June 30, 2005

(B)	the merger of Ashland with and into a newly formed wholly owned subsidiary of HoldCo (“New Ashland LLC”) thereby transferring the ownership of Ashland’s remaining assets and liabilities (including, but not limited to, all assets and liabilities related to Ashland’s currently wholly owned businesses (other than the ATB)) to New Ashland LLC and the approximate $1,397 million in cash and accounts receivable from the Partial Partnership Redemption Transaction to New Ashland LLC (the “Reorganization Merger”) plus $268 million of cash received from MAP on May 31, 2005. As a result of the Reorganization Merger, each outstanding share of Ashland common stock will be converted into the right to receive one share of HoldCo common stock.

(iii)	Promptly following the Restructuring Transaction, (A) HoldCo will contribute to New Ashland LLC cash, which HoldCo will borrow from third-party lenders (the “HoldCo Borrowing”), in an amount, determined in good faith by Ashland, that is sufficient to repay, repurchase, defease or terminate certain of Ashland’s outstanding debt obligations and lease obligations and (B) New Ashland LLC will merge with and into New EXM Inc., a wholly owned subsidiary of HoldCo (sometimes referred to herein as “New Ashland”) (the “Conversion Merger”). The amount of the HoldCo borrowing is expected to be approximately $1,920 million.

(iv)	Promptly following the Conversion Merger, HoldCo will distribute shares of New Ashland common stock to the holders of HoldCo common stock (the former Ashland shareholders) on the basis of one share of New Ashland common stock for each outstanding share of HoldCo common stock (the “Distribution”).

(v)	HoldCo will then merge with and into a subsidiary of Marathon (which will be a Delaware limited liability company) with $915 million of Marathon common stock being issued to the former Ashland shareholders (the “Acquisition Merger”).

(vi)	Ashland or New Ashland will bear the cost of the St. Paul Park QQQ Project (as defined in the Master Agreement (as defined below)) not to exceed $9,350,000 reduced by certain amounts previously paid by Ashland. New Ashland’s indemnification obligations for certain environmental losses associated with the assets Ashland transferred to MAP at the formation of the joint venture will be limited to $50 million in the aggregate.

The Partial Partnership Redemption Transaction, Restructuring Transaction, HoldCo Borrowing, Conversion Merger, Distribution, Acquisition Merger and related transactions disclosed to Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) are referred to collectively herein as the “Transaction.”

You have requested our written opinion (the “Opinion”) as to the matters set forth below. This Opinion values New Ashland on a consolidated basis and as a going-concern (including goodwill), on a pro forma basis, immediately after and giving effect to the Transaction. For purposes of this Opinion, “fair value” shall be defined as the amount at which New Ashland’s aggregate assets would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and “present fair saleable value” shall be defined as the amount that may be realized if New Ashland’s aggregate assets (including goodwill) are sold with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable

The Board of Directors

Ashland Inc.

The Board of Directors

New EXM Inc.

June 30, 2005

business enterprises, as such conditions can be reasonably evaluated by Houlihan Lokey. We have used the same valuation methodologies in determining fair value and present fair saleable value for purposes of rendering this Opinion. The term “identified contingent liabilities” shall mean the stated amount of contingent liabilities identified to us and valued by responsible officers of the Company, upon whom we have relied without independent verification; no other contingent liabilities have been considered. The term “probable liabilities as they become absolute and mature” shall mean stated liabilities and identified contingent liabilities, considering the probability that such identified contingent liabilities will be imposed and, if so, in what amount, as such liabilities are identified to us and quantified and valued by responsible officers of the Company, and as such probabilities are determined by such officers, upon whom we have relied without independent verification; no other liabilities will be considered. Being “able to pay its debts as they become due or mature” shall mean that, assuming the Transaction has been consummated as proposed, New Ashland should be able to pay its debts and other liabilities (as identified, projected, and valued to us by responsible officers of the Company, upon whom we have relied without independent verification), including identified contingent liabilities, during the period covered by the Projections (as defined below), taking into consideration New Ashland’s projected cash flow during such period, New Ashland’s available cash (including cash proceeds of the Transaction to the extent such proceeds are not used to repurchase, repay or defease existing debt) and the stated borrowing capacity of New Ashland under the Revolving Credit Facilities (as defined below) proposed to be in place upon consummation of the Transaction. It is Houlihan Lokey’s understanding, upon which it is relying, that the Board of Directors of the Company and New Ashland and any other recipient of this Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by this Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan Lokey’s Opinion hereunder.

Notwithstanding the use of the defined terms “fair value” and “present fair saleable value,” we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which New Ashland can currently be sold, and we know of no such efforts by others. Because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether New Ashland would actually be sold for the amount we believe to be its fair value and present fair saleable value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Company’s annual reports to shareholders and on Form 10-K for the four fiscal years ended September 30, 2004, quarterly reports on Form 10-Q for the quarters ended March 31, 2005, December 31, 2004 and the three quarterly periods ended June 30, 2004, Company-prepared financial statements for the Company and each of its primary businesses except for MAP and ATB (i.e., APAC, Specialty Chemical, Valvoline, Distribution, and Corporate) for the four fiscal years ended September 30, 2004 and the quarters ended December 31, 2003, December 31, 2004, March 31, 2004 and March 31, 2005, and New EXM Inc.’s Form 424B3 filed May 25, 2005, which the Company’s management has identified as the most current information available;

The Board of Directors

Ashland Inc.

The Board of Directors

New EXM Inc.

June 30, 2005

2.	reviewed HoldCo’s Form 424B3 filed May 25, 2005, which the Company’s management has identified as the most current information available for HoldCo;

3.	reviewed copies of the following agreements:

a.	Master Agreement dated as of March 18, 2004, among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Corporation, Marathon Oil Company, Marathon Domestic LLC, and Marathon Ashland Petroleum LLC and Amendment No. 1 dated April 27, 2005 to said Master Agreement (collectively, the “Master Agreement”);

b.	Assignment and Assumption Agreement (Maleic Business) dated as of March 18, 2004, between Ashland and ATB Holdings Inc.;

c.	Assignment and Assumption Agreement (VIOC Centers) dated as of March 18, 2004, between Ashland and ATB Holdings Inc.;

d.	Amended and Restated Tax Matters Agreement dated as of April 27, 2005 among Ashland Inc., ATB Holdings, Inc., EXM LLC, New EXM Inc., Marathon Oil Company, Marathon Oil Corporation, Marathon Domestic LLC and Marathon Ashland Petroleum LLC; and

e.	Amendment No. 3 dated as of April 27, 2005 to the Amended and Restated Limited Liability Company Agreement dated as of December 31, 1998 of Marathon Ashland Petroleum LLC, by and between Ashland and Marathon Oil Company;

4.	reviewed copies of the following term sheets and commitment letters (collectively, the “Revolving Credit Facilities”):

a.	Term Sheet for the $300,000,000 364-Day Credit Facility;

b.	Term Sheet for the $350,000,000 5-Year Credit Facility (“Five Year Facility”);

c.	364-Day Credit Facility Commitment Letter dated February 16, 2005, from The Bank of Nova Scotia; and

d.	5-Year Credit Facility Commitment Letter dated February 16, 2005, from The Bank of Nova Scotia;

5.	spoken with certain members of the senior management of the Company regarding the operations, financial condition, liabilities (including contingent liabilities), insurance, future prospects and projected operations and performance of the Company and New Ashland and the Transaction;

6.	reviewed the report entitled “TECHNICAL REPORT: Estimating Pending and Future Asbestos Personal Injury Liabilities of Ashland Inc.” dated October 25, 2004 (as editorially revised on January 19, 2005)(together, the “HR&A 2004 Report), updated schedules provided to us on June 17, 2005, and June 20, 2005 draft of the report entitled “TECHNICAL REPORT: Estimating Pending and Future Asbestos Personal Injury Liabilities of Ashland Inc. for FY 2005” prepared by Hamilton, Rabinovitz & Alschuler, Inc. (“HR&A”);

7.	spoken with a representative from HR&A regarding their forecasts and valuations of the Company’s asbestos-related liabilities as contained in the HR&A 2004 Report;

The Board of Directors

Ashland Inc.

The Board of Directors

New EXM Inc.

June 30, 2005

8.	reviewed the following reports prepared by Tillinghast-Towers Perrin (“TTP”): “Ashland Inc. Analysis of Potential Asbestos Related Liabilities Recoverable from Ashland Insurers, Summary of Insurance Recoveries and Related Charges” dated October 7, 2004 (the “TTP Report”);

9.	spoken with a representative from TTP regarding the TTP Report and TTP’s forecasts of the Company’s insurance recoveries associated with asbestos-related claims;

10.	reviewed the report entitled “Ashland Inc. Summary of Exposures” as of September 30, 2004, March 31, 2005, and the preliminary report dated June 30, 2005;

11.	reviewed the forecasts and projections prepared by the Company’s management with respect to New Ashland for the five fiscal years ended September 30, 2009 as contained in the document entitled “Ashland 2005-2009 Outlook with 6/30 MAP V5” (the “Projections”);

12.	reviewed the schedule entitled “Potential ‘Normalizing’ Adjustments to Income” for the fiscal quarterly periods ending September 30, 2004 and September 30, 2005 for each of the Company’s primary businesses except for MAP;

13.	reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

14.	reviewed various securities analysts’ reports regarding the Company;

15.	reviewed other publicly available financial data for the Company and certain companies that we deem comparable to New Ashland and its operating businesses; and

16.	conducted such other studies, analyses and investigations as we have deemed appropriate.

We have relied upon and assumed (and we will be relying upon and assuming), without independent verification, that:

•	the data, material and other information (including, without limitation, any pension liability, asbestos-related liability, environmental liability and insurance evaluations, estimates or reports prepared by or at the direction of the Company or its legal counsel), with respect to the Company, its subsidiaries, New Ashland, or any of their respective business operations furnished to Houlihan Lokey by or on behalf of the Company and New Ashland and each of its agents, counsel, employees and representatives (the “Information”) is true, correct and complete in all material respects;

•	the representations and warranties of the Company made to Houlihan Lokey in the Engagement Letter (as hereinafter defined), the Letter (as hereinafter defined) and the Engagement Letter Amendment (as hereinafter defined) are true, correct and complete in all material respects;

•	the Projections have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of New Ashland, and that there has been no material adverse change in the assets, financial condition, business or prospects of New Ashland since the date of the most recent financial statements made available to us;

The Board of Directors

Ashland Inc.

The Board of Directors

New EXM Inc.

June 30, 2005

•	the pro forma opening balance sheet for New Ashland provided to us has been reasonably prepared and reflects the best currently available estimate of New Ashland’s balance sheet immediately after the Transaction and including the repayment of all of the Company’s debt and leases;

•	the forecasts and projections provided to us regarding the Company’s and New Ashland’s contingent liabilities and insurance for such liabilities (including sensitivity analyses) have been reasonably prepared and reflect the best currently available estimates of the future timing and amount of such liabilities and insurance recoveries, and that there has been no material adverse change in these liabilities and insurance coverage since the date of the most recent financial statements made available to us;

•	neither the Company nor New Ashland will incur any material tax liability or suffer any material adverse effect related to tax, in either case due to, arising from or in connection with the Transaction; provided, however, that at Ashland’s request, for the purpose of our analyses, we have assumed that, pursuant to the Amended and Restated Tax Matters Agreement, the maximum portion of any tax liability under Section 355(e) of the Internal Revenue Code of 1986, as amended, for New Ashland arising from, or in connection with, the Transaction for which the Company or New Ashland would be responsible for paying is $190.0 million, with Marathon paying the remaining portion, if any. We have done so for purposes of our analysis and solely at your request, but with your agreement and understanding that Houlihan Lokey expresses no opinion or view on the sufficiency or reasonableness of said assumption. Ashland has represented to us that that the $190.0 million maximum portion assumption is for illustrative purposes only and does not represent Ashland’s or New Ashland’s views as to (i) the prices at which Ashland stock or New Ashland stock will trade at any time, (ii) the value of Ashland or New Ashland at any time, or (iii) the actual portion of any such tax liability that the Company or New Ashland would be responsible for paying pursuant to the Tax Matters Agreement;

•	concurrent with the closing of the Transaction, the Company will have redeemed all of its debt obligations and paid off all of its lease obligations on terms and prices no less favorable, taken as a whole, than those provided to us in the Projections;

•	New Ashland will receive proceeds of $3.317 billion in cash and accounts receivable from the Transaction (including approximately $509 million in cash from the distribution of 38 percent of MAP’s distributable cash at closing); and

•	New Ashland will have the full amount (i.e., $650 million) of the Revolving Credit Facilities on or before the closing of the Transaction and through March 2006 and the full amount (i.e., $350 million) of the Five Year Facility on or before the closing of the Transaction and through March 2010 having material terms and conditions which, when taken as a whole, would provide New Ashland with credit or borrowing availability in an amount not less than the maximum amount of the Revolving Credit Facilities at any particular time through March 2006 and in an amount not less than the maximum amount of the Five Year Facility at any particular time through March 2010, which assumptions are incorporated in the Projections provided to us by management.

The Board of Directors

Ashland Inc.

The Board of Directors

New EXM Inc.

June 30, 2005

We have not independently investigated or verified the accuracy or completeness of the Information and we assume no responsibility with respect to the accuracy and completeness of the Information. We have not made any physical inspection or independent appraisal of any of the properties, assets or liabilities (including the identified contingent liabilities) of the Company or New Ashland. Our opinion is necessarily based on business, economic, market and other conditions as they exist and that can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion as of the date of this letter that, assuming the Transaction had been consummated as proposed, immediately after and giving effect to the Transaction and on a pro forma basis:

(a)	the fair value of New Ashland’s assets would exceed its stated liabilities and identified contingent liabilities;

(b)	the present fair saleable value of New Ashland’s assets would exceed its probable liabilities as they become absolute and mature;

(c)	New Ashland should be able to pay its debts as they become due or mature; and

(d)	the capital remaining in New Ashland after the Transaction would not be unreasonably small for the business in which New Ashland would be engaged, as management of the Company has indicated it is now conducted and is proposed to be conducted following the consummation of the Transaction.

Any summary of, or reference to, or disclosure of, this opinion is subject to the terms and conditions set forth in our engagement letter (the “Engagement Letter”) dated January 28, 2004 with Ashland Inc., that certain letter agreement (the “Letter”) dated March 16, 2004 among Houlihan Lokey, Ashland Inc. and New EXM Inc., and that certain amendment to the Engagement Letter dated April 22, 2005 (the “Engagement Letter Amendment”). This Opinion is necessarily based on the business, economic, market and other conditions as they exist and can be evaluated by us as of the date of this Opinion. Subsequent events that could affect the conclusions set forth in this opinion include adverse changes in industry performance or market conditions and changes to the business, financial condition and results of operations of the Company and New Ashland. Houlihan Lokey is under no obligation to update, revise or reaffirm this Opinion.

The Board of Directors

Ashland Inc.

The Board of Directors

New EXM Inc.

June 30, 2005

This Opinion is furnished for your benefit. This Opinion is delivered to the Board of Directors of Ashland Inc. and New EXM Inc. subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion, the Engagement Letter, the Letter and the Engagement Letter Amendment, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your respective affiliates.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.